

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

July 19, 2023

Amrita Ahuja
Chief Financial Officer
Block, Inc.
1455 Market Street
Suite 600
San Francisco, CA 94103

> **Re: Block, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-37622**

Dear Amrita Ahuja:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shahzia Rahman